[Global Power Equipment Group Inc. Letterhead]

June 11, 2010

By EDGAR and Fax

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Pamela A. Long, Assistant Director Errol Sanderson, Division of Corporation Finance

RE:	Global Power Equipment Group Inc. (the “Company”) Registration Statement on Form 10 (“Form 10”)
Filed April 30, 2010 File No. 1-16501

Dear Ladies and Gentlemen,

I am writing on behalf of the Company in response to your letter dated May 27, 2010. This letter includes your comments in bold with the Company’s responses below, which responses correspond with the headings and comment numbers in your letter. In response to your comments, we have amended the Company’s Form 10, as appropriate, and filed a marked copy of the amended Form 10 with the Securities and Exchange Commission (the “Commission”) for your convenience.

General

1.	Please note that your filing will go effective by lapse of time 60 days after the original filing date pursuant to Section 12(g)(1) of the Exchange Act. If our comments are not addressed within this 60-day period, you should consider withdrawing your Form 10 prior to effectiveness and re-filing a new Form 10 that includes changes responsive to our comments. If you do not [choose] to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act.

The Company has filed its Form 10 under Section 12(b) and not Section 12(g) of the Exchange Act. The Company has determined that, under Section 12(g) and Rule 12g5-1 under the Exchange Act, its common stock is not held of record by a sufficient number of persons to trigger the registration requirements of Section 12(g). Therefore, the effectiveness by lapse of time under Section 12(g)(1) will not apply to the Company’s Form 10.

June 11, 2010

2.	Please delete the reference to the Private Securities Litigation Reform Act of 1995 at the top of page 3, as it is not applicable. Refer to Section 21E of the Exchange Act.

The noted reference to the Private Securities Litigation Reform Act of 1995 has been removed.

Item 1. Business, page 3

3.	Please advise us as to the basis for the statement that you are leading provider of power generation equipment and maintenance services. We also note the statement in the last paragraph on page 5.

This characterization of the Company as “a leading provider” of power generation and maintenance services is supported by the following. As to its Products Division, the Company offers the broadest range of auxiliary products critical to the operation of gas turbine power plants through its Braden Manufacturing subsidiary, headquartered in Tulsa, Oklahoma. Braden is either the number one or two provider in each of the major categories of filter houses, inlet systems, exhaust systems, and diverter dampers used in gas turbine power plants. As to its Services Division, the Company, through its Williams Industrial Service Group subsidiary, is one of the top three companies operating nationwide that are qualified to perform maintenance services in U.S. nuclear power plants.

Overview, page 3

4.	We note the disclosure in the fourth paragraph. Under an appropriately titled subheading, please provide a diagram illustrating your corporate structure.

The Form 10 has been amended to include a diagram of the Company’s general corporate structure under the subheading “Corporate Structure Overview.”

Products Division, page 4

5.	We note the disclosure in the second paragraph. Please disclose the approximate percentage of your contracts that are “lump sum bid” and “negotiated fixed-price”. Please also comply with this comment in the second paragraph under “Services Division” on page 6.

The Form 10 has been amended to disclose the approximate percentages of the Company’s contracts that are “lump sum bid” and “negotiated fixed-price.”

June 11, 2010

Services Division, page 6

6.	We note the disclosure under “Nuclear Power Plant Maintenance” that you are one of limited number of companies qualified to perform comprehensive services in nuclear power plants. Please briefly explain the qualification process.

The section titled “Nuclear Power Plant Maintenance” of the Form 10 has been amended to explain the qualification process for performing maintenance services in nuclear power plants.

Intellectual Property, page 10

7.	Please disclose the duration of your intellectual property. Refer to Item 101(c)(1)(iv) of Regulation S-K.

The Form 10 has been amended to disclose the duration of the Company’s patents.

Compliance with Government Regulations, page 10

8.	Please expand your disclosure to describe in greater detail and with more specificity the government regulations to which your business is subject.

The Form 10 has been amended to describe the applicable government regulations in more detail.

Item 1A. Risk Factors, page 12

9.	We note the qualification in the introductory paragraph “including, but not limited to”. Please remove this qualification, as you are required to disclose all risks you believe are material at this time and may not qualify your disclosure by referring to unknown risks.

The noted qualification has been removed.

10.	Please revise your risk factors to remove the phrases “we cannot assure,” “there can be no assurance” and other similar phrases. The actual risk is that the event will occur, not your inability to prevent the event.

The risk factors have been revised to remove the phrases “we cannot assure,” “there can be no assurance” and other similar phrases.

June 11, 2010

11.	Please revise your risk factors to remove mitigating disclosure. To the extent the mitigating disclosure is material to investors, please revise to provide this disclosure in the appropriate section of the Form 10, such as under Item 1.

The risk factors have been revised to remove mitigating disclosures.

If our costs exceed the estimates we use…, page 12

12.	Please either quantify or provide examples to illustrate the risk discussed in this subheading. Please also comply with this comment under “Unanticipated costs increases…” on page 12, “Our future revenues and operating results may vary…” on page 13, “A substantial portion of our revenues is from sales of equipment…” on page 14, “Compliance with environmental laws and regulations…” on page 15, “A defect in our products could result…” on page 16, “We are exposed to market risks from changes…” on page 19, and “Being a public company will increase our administrative costs” on page 20.

The risk factors have been revised to provide examples of the risks under the noted subheadings.

Item 2. Financial Information, page 21

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Critical Accounting Policies and Estimates

Revenue Recognition, page 23

13.	You indicate that you recognize revenues and costs of revenues for your recovery equipment products and for applicable fixed-price contracts provided through your Services Division on the percentage-of-completion method. Please disclose your accounting policy for precontract costs, approved and unapproved change orders, and claims on your percentage of completion contracts, if applicable. Please similarly revise your disclosures elsewhere in the filing.

The Form 10 has been revised to include the noted disclosure.

Goodwill, page 24

Long-Lived Assets, page 24

14.	As of December 31, 2009, you have a significant amount of long-lived assets, including goodwill. In the interest of providing readers with a better insight into management’s judgments in accounting for these assets, please consider disclosing the following:

•	Identifying the reporting unit(s) to which goodwill applies;

June 11, 2010

•	Sufficient information to enable a reader to understand what method you apply in estimating the fair value of your long-lived assets;

•	How you group long-lived assets for impairment and your basis for that determination; and

•	Explain how the assumptions and methodologies in the current year have changed since the prior year highlighting the impact of any changes.

The Form 10 has been revised to include the noted disclosure.

15.	As a related matter, if any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results, please provide the following disclosures for each of these reporting units:

•	Identify the reporting unit;

•	The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;

•	The amount of goodwill;

•	A description of the assumptions that drive the estimated fair value;

•

A discussion of the uncertainty associated with the key assumptions. For example, assuming you use a discounted cash flow model, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and

•	A discussion of any potential events and/or circumstances that could have a negative effect on the estimated fair value.

The Form 10 has been revised to indicate that the estimated fair value of each reporting unit substantially exceeded the related carrying value during 2009, 2008 and 2007. The Form 10 has further been revised to provide more detail regarding the Company’s valuation as to the recoverability of goodwill.

16.	If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

The Form 10 has been revised to indicate that the estimated fair value of each reporting unit substantially exceeded the related carrying value during 2009, 2008 and 2007.

June 11, 2010

Income Taxes, page 24

17.	You disclose on page F-18 that a $92 million valuation allowance was necessary as of December 31, 2009 because management was unable to conclude that realization of the net deferred asset was more likely than not. Please enhance your income taxes critical accounting policy to include a discussion of the material assumptions you made as well as the financial statement impact if actual results differ from the estimates made by management. Please describe the nature of all positive and negative evidence you considered in your determination that your deferred tax valuation was appropriate as of December 31, 2009 and 2008 and how that evidence was weighted. Refer to the SEC Release Nos. 33-8350 and 33-8040.

The Form 10 has been revised to provide the noted disclosure as to the nature of the evidence considered in determining the amount of the valuation allowance.

Insurance, page 25

18.	Please disclose your excess loss limits associated with each risk you are self-insured for, including but not limited to health and workers’ compensation liabilities. Please also disclose each risk for which you do not have excess loss limits. Please similarly revise your disclosures elsewhere in the filing.

The Form 10 has been revised to provide the noted disclosure.

Liquidity and Capital Resources

Credit Facility, page 29

19.	Please disclose whether you were in compliance with your debt covenants at December 31, 2009. We note your disclosure on page 29 indicates that under the terms of your credit facility, you are required to maintain a maximum consolidated leverage ratio, minimum consolidated fixed charge ratio, minimum liquidity and meet other financial conditions. Please define each of your material covenants. Additionally, if it becomes reasonably likely that you may not comply with any material covenant, please present, for your most significant and restrictive covenants, actual ratios and other actual amounts versus minimum/maximum ratios/amounts required as of each reporting date. Such presentation will allow investors to more easily understand your current ability to meet your financial covenants. It may also be necessary to show specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if applicable. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods or any cross default provisions in your debt agreements.

June 11, 2010

The Form 10 has been revised to disclose that the Company was in compliance with all of its Credit Facility covenants at December 31, 2009 and March 31, 2010 and to provide summaries of all material covenants and events of default. There is currently no reasonable likelihood that the Company will not comply with any material covenant of its Credit Facility. If in the future it becomes reasonably likely that the Company will not comply with any material covenant, the Company will present in future filings, as to its most significant and restrictive covenants, actual ratios and other actual amounts versus minimum/maximum ratios/amounts required as of each reporting date. In connection with any such future filing, the Company will, as necessary and applicable, show specific computations used to arrive at the actual ratios with corresponding reconciliations to U.S. GAAP amounts.

Operating Activities, page 30

20.	Cash flows provided by operating activities was $63.4 million for the year ended December 31, 2009 compared to cash flows used in operating activities $119.5 million for the year ended December 31, 2008. You disclose that the principal sources of cash from operating activities were net income, depreciation, decreases in costs and estimated earnings in excess of billings and increases in accounts payable, offset by gain on disposal of discontinued operations, decreases in trade receivables, billings in excess of costs and estimated earnings and deferred revenue. However, you have merely listed the components that resulted in the increase in your cash flows from operations. Please expand this disclosure to discuss the components that resulted in the increase in cash flows from operations as well as the underlying reasons for changes in these components, with specific discussions for accounts receivable, cost and estimated earnings in excess of billings, accounts payable, accrued and other payables and deferred revenues. Please revise your disclosure for all periods presented.

The Form 10 has been revised to provide the components of and underlying reasons for the changes in cash flows. This disclosure has been included for all periods presented in the Form 10.

Contractual Obligations, page 31

21.	Please revise your table of contractual cash obligations to include a separate line item for estimated interest payments on your long-term debt obligations based on its current terms. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts in a footnote to the table.

The table of contractual obligations has been revised to include a separate line item for estimated interest payments on the Company’s long-term debt obligations based on its current terms and the noted disclosure has been made in a footnote to the table.

June 11, 2010

Item 6. Executive Compensation, page 39

Short-Term Incentive Compensation, page 42

22.	We note that annual incentive compensation payouts are based on actual performance compared to pre-established individual and company goals. Please clearly identify all specific items of corporate and individual performance that are taken into account in setting compensation policies and making compensation decisions. Disclose all previously established goals and discuss how the compensation awarded reflects those goals by providing a materially complete description of the correlation between performance and the payouts actually made to each of your named executive officers in 2009. Please understand that discussion of the various items of corporate and individual performance that were considered must be accompanied by a complete qualitative and quantitative discussion of how the committee determined to award the specific payout amount. If you believe that disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. Refer generally to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations.

The Form 10 has been revised to describe in greater detail the performance goals established for the Company’s named executive officers and to provide a description of the correlation between performance and the payouts actually made to the Company’s named executive officers in 2009.

Long-Term Incentive Compensation, page 45

23.	We note the actual awards made to each named executive officer. Please revise to provide a materially complete description of how you determined these award amounts.

The Form 10 has been revised to provide the noted disclosure.

2009 Summary Compensation Table, page 47

24.	Please revise the heading “Cash Incentive Compensation” to conform to the form of table set forth in Item 402(c) of Regulation S-K.

The heading “Cash Incentive Compensation” has been revised to conform to the form of table set forth in Item 402(c) of Regulation S-K.

June 11, 2010

Employment Agreements, page 50

25.	The disclosure in this section appears to be duplicative of the disclosure on pages 54-55. Please advise or revise accordingly.

The Form 10 has been revised to provide the description of the employment agreements in the section titled “Employment Agreements.” The section titled “Potential Payments Upon Termination or Change in Control” of the Form 10 has been revised to replace the description of the employment agreements by a cross-reference to the “Employment Agreements” section of the Form 10.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters, page 63

Market Price of Our Common Stock, page 63

26.	We note the disclosure in the first sentence of the fourth paragraph and have the following comments:

•	Please advise us as to the basis for certain shares of your common stock being “freely transferable” following the effectiveness of the Form 10.

•	Please provide specific share amounts with respect to non-restricted securities and restricted securities.

•	Please disclose the information required by Item 201(a)(2)(ii) of Regulation S-K with respect to shares that could be sold pursuant to Rule 144 under the Securities Act.

Item 9 of the Form 10 has been revised to provide the information specified in your comments.

27.	You indicated that you have agreed to provide piggyback registration rights with respect to approximately 35,156,000 shares of common stock to investors in connection with a private placement. Please disclose whether there are any maximum cash penalties under the registration rights agreement, if applicable. Please also disclose any additional penalties resulting from delays in registering your ordinary shares. Refer to FASB ASC 825-20-50-1.

In response to your comment, Item 9 of the Form 10 has been revised to provide the noted disclosure. Except as disclosed in Item 9 of the Form 10, we are not aware of any additional penalties resulting from delays in registering our shares.

June 11, 2010

Item 10. Recent Sales of Unregistered Securities, page 65

28.	Based on the disclosure in this section, it appears that you have more shares outstanding than the 138,803,159 shares of common stock indicated on page 63. Please advise.

Item 10 of the Form 10 has been revised to clarify the number of shares issued by the Company following its emergence from bankruptcy. As revised, Item 10 reflects the issuance of an aggregate of 109,663,307 shares of common stock by the Company pursuant to an exchange of new common stock for stock held before the bankruptcy (47,401,961 shares), a rights offering (61,176,471 shares), a related private placement (23,361,065 shares), and the Company’s Management Incentive Co-Investment Plan (1,764,678 shares). The difference between this aggregate number of 109,663,307 shares and the 138,487,066 revised number of shares shown as outstanding as of April 23, 2010 in Item 9 is made up entirely of shares issued upon the vesting of restricted stock unit awards, shares of restricted stock granted to our outside directors, shares issued without charge to members of management pursuant to the Company’s Management Incentive Co-Investment Plan, and shares issued upon the exercise of warrants.

Item 15. Financial Statements and Exhibits, page 70

29.	We note that [you] have not filed on EDGAR all of the schedules and exhibits to the documents filed as exhibits I0.1, 10.2 and 10.3 to the Form 10. Please file complete copies of each of these documents, including all schedules and exhibits, with your next amendment. Refer to Item 601(b)(10) of Regulation S-K.

The Company is compiling the noted schedules and exhibits but has encountered delays in the edgarization process. The Company will promptly complete that process and file these items in the next amendment of the Form 10.

Financial Statements

General

30.	Please note the updating requirements of Rule 3-12 of Regulation S-X.

The Company has included in the revised Form 10 its condensed consolidated financial statements for its quarterly periods ended March 31, 2010 and 2009 and has revised the Form 10 throughout to include appropriate disclosures relating to such quarters.

June 11, 2010

Note 2 - Summary of Significant Accounting Policies

General

31.	Please disclose the types of expenses that you include in the cost of product revenues and cost of service revenues line items and the types of expenses that you include in the selling and administrative expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of product revenues and cost of service revenues line items. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of product revenues and cost of service revenues, please disclose:

•	in a footnote the line items where these excluded costs are recorded and the amounts included in each line item for each period presented, and

•

in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of product revenues and cost of service revenues and others like you exclude a portion of them from gross margin, including them instead in another line item, such as selling and administrative expenses.

The Form 10 has been revised to provide the noted disclosure.

32.	Please disclose your accounting policy for shipping and handling costs. Refer to FASB ASC 605-45-50-2.

The Form 10 has been revised to disclose the Company’s accounting policy for shipping and handling costs.

33.	Please disclose your advertising accounting policy to disclose the total amount charged to advertising expense for each period presented. Refer to FASB ASC 720-35-50-1.

Form 10 has been revised to disclose the Company’s advertising accounting policy. The Company’s advertising costs are generally immaterial and are expensed as incurred in Selling and General Administrative Expense.

June 11, 2010

Property, Plant and Equipment, page F-9

34.	Please disclose whether you allocate a portion of your depreciation and amortization to cost of revenues. If you do not allocate depreciation and amortization to cost of revenues, please revise your presentation on the face of your statement of operations and throughout the filing to comply with SAB Topic 11:B. If depreciation and amortization are not allocated to cost of revenues, please remove the gross profit subtotal from the filing. In addition, please ensure that your disclosures throughout the filing relating to cost of revenues indicate that it is exclusive of depreciation and amortization.

The Form 10 has been revised to indicate that depreciation expense related to capital equipment used in production is included in the Company’s cost of revenues.

Reorganization Items, page F-10

35.	You disclose that the consolidated financial statements have been presented in conformity with the provisions of ASC 852, Reorganizations. Please tell us and disclose whether or not you adopted fresh-start reporting in accordance with FASB ASC 852. Please also provide us with your analysis of whether you qualify for fresh-start accounting pursuant to FASB ASC 852-10-45-19. Please also tell us what consideration you gave to the reporting principles in FASB ASC 852-10-45-19 through 29 and ASC 852-10-50-7.

The Form 10 has been revised to indicate that, upon emergence from bankruptcy protection, the Company determined that Fresh Start Reporting was not required under the provisions of ASC 852-10-45-19. ASC 852-10-45-19 states:

“If the reorganization value of the assets of the emerging entity immediately before the date of confirmation is less than the total of all postpetition liabilities and allowed claims, and if holders of existing voting shares immediately before confirmation receive less than 50 percent of the voting shares of the emerging entity, the entity should adopt fresh-start reporting upon its emergence from Chapter 11. The loss of control contemplated by the plan must be substantive and not temporary.”

The Company’s Disclosure Statement filed with the bankruptcy court in November 2007 reflects management’s belief that the Company would not qualify for fresh-start reporting:

“Because the equity holders immediately prior to emergence are expected to retain greater than 50% ownership of the New GPEG, the Debtor’s management believes that New GPEG is not likely to qualify for fresh start reporting.” (Disclosure Statement, p. 366)

Management’s expectations were borne out. Upon the Company’s emergence from bankruptcy, its pre-petition equity holders received one share of the Company’s new common stock for each share of common stock held before the bankruptcy and a right to purchase additional shares of new common stock on a pro-rata basis pursuant to a rights offering. Upon emergence from bankruptcy on January 22, 2008,

June 11, 2010

the Company issued 47,401,961 shares of new common stock to pre-petition equity holders in exchange for stock held before the bankruptcy. On that same date, the Company issued 84,537,536 shares of new common stock pursuant to the rights offering and a related backstop private placement. All of the participants in the rights offering and in the backstop private placement were pre-petition equity holders. As a result, approximately 98% of the Company’s new common shares were held, immediately after the emergence from bankruptcy, by holders of existing voting shares immediately before the confirmation of the Plan of Reorganization. (The remaining 2% were new common shares issued to management.)

Derivative Financial Instruments, page F-11

36.	You indicate that you recognize changes in fair values of your forward agreements through cost of revenues. However, on page F-13, your table showing the impact of derivatives not designated as hedging instruments indicates that your gain (loss) recognized on derivatives is included in selling and administrative expenses. Please advise or revise your disclosure accordingly.

The Form 10 has been revised to indicate that the Company recognizes changes in fair values of its forward agreements through selling and administrative expenses.

June 11, 2010

Note 3 - Earnings Per Share, page F-16

37.	Please disclose how you treated your restricted stock awards and restricted stock units for purposes of computing basic and diluted earnings (loss) per share in accordance of FASB ASC 260. Please separately disclose your treatment of vested and unvested restricted stock. Please also tell us what consideration you gave to FASB ASC 260-10-45-61A in determining whether these units are participating securities as described in paragraph FASB ASC 260-10-45-59A.

The Form 10 has been revised to disclose the Company’s treatment of restricted stock awards and restricted stock units for purposes of computing basic and diluted earnings (loss) per share (“EPS”) in accordance with FASB ASC 260. The Company’s securities are not participating securities as described in FASB ASC 260-10-45-59A.

FASB ASC 260-10-45-59A provides that participating securities include:

a. Securities that may participate in dividends with common stocks according to a predetermined formula (for example, two for one) with, at times, an upper limit on the extent of participation (for example, up to, but not beyond, a specified amount per share).

b. A class of common stock with different dividend rates from those of another class of common stock but without prior or senior rights.

The Company has only one class of common stock and all stock participates in dividends, if declared, equally. Therefore, FASB ASC 260-10-45-59A is not applicable to the computation of the Company’s EPS.

FASB ASC 260-10-45-61A provides that:

Unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of EPS pursuant to the two-class method under the requirements of paragraph 260-10-45-60A

None of the Company’s unvested share-based payments contain nonforfeitable rights of any kind. Therefore, FASB ASC 260-10-45-61A is not applicable to the computation of the Company’s EPS.

Note 4 - Goodwill and Other Intangible Assets, page F-17

38.	Please disclose the amount of goodwill assigned to each reportable segment pursuant to FASB ASC 350-20-50-1.

The Form 10 has been revised to disclose the amount of goodwill assigned to each reportable segment.

June 11, 2010

39.	Since it is not clear if you have adopted fresh-start reporting, please tell us and disclose what the $80 million of goodwill represents and how the amount arose. If you did not adopt fresh-start reporting, please tell us how you determined that your goodwill prior to your emergence from bankruptcy on January 22, 2008 was recoverable.

As explained in the revised Form 10 and in response to Comment 35, the Company did not adopt fresh-start reporting. The Form 10 has been revised to disclose the source and descriptions of the $80 million of goodwill.

Note 12 - Segment Information, page F-25

40.	Please revise to disclose revenue recognized in the United States separate from revenue recognized in other geographical areas or tell us why in is impracticable to do so. Please refer to FASB ASC 280-10-50-41.

The Form 10 has been revised to disclose revenue recognized in the United States separately from revenue recognized in other geographical areas.

June 11, 2010

In connection with this response to your letter, the Company acknowledges that:

(1)	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

(2)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these responses, please contact our outside counsel, Derek D. Bork of Thompson Hine LLP, at 216-566-5527.

Sincerely,

GLOBAL POWER EQUIPMENT GROUP INC.

By:	/s/ Tracy D. Pagliara
Name: Tracy D. Pagliara
Title: General Counsel, Secretary and Vice President of Business Development